SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 19)*

Urstadt Biddle Properties Inc.
(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

917286106
(CUSIP Number)

Charles J. Urstadt
Chairman and Chief Executive Officer
Urstadt Biddle Properties Inc.
321 Railroad Avenue
Greenwich, Connecticut  06830
(203) 863-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2012
(Date of Event Which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 917286106
1 Names of Reporting Persons. Charles J. Urstadt
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 10,050
8 Shared Voting Power 4,169,059
9 Sole Dispositive Power 10,050
10 Shared Dispositive Power 4,169,059
11 Aggregate Amount Beneficially Owned by Each Reporting Person 4,179,109
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 47.2%
14 Type of Reporting Person (See Instructions) IN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Property Company, Inc.
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,023,780
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,023,780
11 Aggregate Amount Beneficially Owned by Each Reporting Person 4,023,780
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 45.5%
14 Type of Reporting Person (See Instructions) CO

CUSIP No. 917286106
1 Names of Reporting Persons. Elinor F. Urstadt
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 41,050
8 Shared Voting Power 100,000
9 Sole Dispositive Power 41,050
10 Shared Dispositive Power 100,000
11 Aggregate Amount Beneficially Owned by Each Reporting Person 141,050
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 1.6%
14 Type of Reporting Person (See Instructions) IN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Realty Associates Co LP
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,942,431
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,942,431
11 Aggregate Amount Beneficially Owned by Each Reporting Person 1,942,431
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 21.9%
14 Type of Reporting Person (See Instructions) PN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Realty Shares II L.P.
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) OO – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,204,338
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,204,338
11 Aggregate Amount Beneficially Owned by Each Reporting Person 1,204,338
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 13.6%
14 Type of Reporting Person (See Instructions) PN

CUSIP No. 917286106
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only) Willing L. Biddle
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) PF/OO – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 2,359,715
8 Shared Voting Power 28,530
9 Sole Dispositive Power 2,359,715
10 Shared Dispositive Power 28,530
11 Aggregate Amount Beneficially Owned by Each Reporting Person 2,388,245
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 27.0%
14 Type of Reporting Person (See Instructions) IN

This Statement on Schedule 13D constitutes Amendment No. 19 to the Schedule 13D dated September 10, 1987, as amended by Amendment Nos. 1 through 18 (the “Schedule 13D”), and is being filed on behalf of: (i) Charles J. Urstadt, (ii) Urstadt Property Company, Inc., a Delaware corporation (“UPCO”), (iii) Elinor F. Urstadt, (iv) Urstadt Realty Associates Co LP, a Delaware limited partnership, by UPCO as its sole general partner (“URACO”), (v) Urstadt Realty Shares II L.P., a Delaware limited partnership, by UPCO as its sole general partner (“URS II”) and (vi) Willing L. Biddle.  The reporting persons set forth in (i) – (vi) of the preceding sentence are sometimes hereinafter collectively referred to as the “Reporting Persons”.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The Schedule 13D is hereby amended and supplemented as follows:

Item 2. Identity and Background.

Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

See Item 5 below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

See Item 5 below.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a)
Mr. Urstadt is the direct beneficial owner of 10,050 shares of Common Stock of the Issuer.  In addition, he is the indirect beneficial owner of 877,011 shares of Common Stock directly held by UPCO, 41,050 shares of Common Stock held by Mrs. Urstadt, 4,229 shares of Common Stock held by the Trusts Established Under the Issuer’s Excess Benefit and Deferred Compensation Plans (the “Compensation Plan Trusts”) for the benefit of Mr. Urstadt, 1,942,431 shares of Common Stock held by URACO, and 1,204,338 shares of Common Stock held by URS II. In addition, he has the power to vote or direct the voting of and to dispose or direct the disposition of 100,000 shares of Common Stock held by the Urstadt Conservation Foundation (the “Foundation”).  As a result, Mr. Urstadt beneficially owns or has the power to vote or direct the voting of and to dispose or direct the disposition of a total of 4,179,109 shares of Common Stock, or 47.2% of the 8,849,842 shares of Common Stock outstanding as of February 3, 2012.

UPCO is the direct beneficial owner of 877,011 shares of Common Stock, which, when added to the 1,942,431 shares of Common Stock held by URACO and the 1,204,338 shares of Common Stock held by URS II, results in UPCO beneficially owning 4,023,780 shares of Common Stock, or 45.5% of the 8,849,842 shares of Common Stock outstanding as of February 3, 2012.

Mrs. Urstadt is the direct beneficial owner of 41,050 shares of Common Stock and has the power to vote or direct the voting of and to dispose or direct the disposition of an additional 100,000 shares of Common Stock held by the Foundation, representing a total of 141,050 shares of Common Stock, or 1.6% of the 8,849,842 shares of Common Stock outstanding as of February 3, 2012.

URACO is the direct beneficial owner of 1,942,431 shares of Common Stock, or 21.9% of the 8,849,842 shares of Common Stock outstanding as of February 3, 2012.

URS II is the direct beneficial owner of 1,204,338 shares of Common Stock, or 13.6% of the 8,849,842 shares of Common Stock outstanding as of February 3, 2012.

Mr. Biddle is the direct beneficial owner of 2,352,245 shares of Common Stock individually, which, when added to the 2,307 shares of Common Stock owned by the Willing L. Biddle IRA for the benefit of Mr. Biddle, the 5,163 shares of Common Stock owned by P.T. Biddle (Deceased) IRA for the benefit of Willing Biddle, the 23,657 shares of Common Stock held by Catherine Urstadt Biddle, Mr. Biddle’s wife, the 555 shares of Common Stock owned by the Catherine U. Biddle IRA for the benefit of Catherine U. Biddle, the 3,248 shares of Common Stock held by the Compensation Plan Trusts for the benefit of Mr. Biddle and the 1,070 shares of Common Stock held by the Charles and Phoebe Biddle Trust UAD 12/20/93 for the benefit of the issue of Mr. Biddle, results in Mr. Biddle beneficially owning 2,388,245 shares of Common Stock, or 27.0% of the 8,849,842 shares of Common Stock outstanding as of February 3, 2012.

(b)
UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 877,011 shares of Common Stock directly owned by UPCO in view of the fact that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 1,942,431 shares of Common Stock directly owned by URACO in view of the fact that UPCO is the sole general partner of URACO, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 1,204,338 shares of Common Stock directly owned by URS II in view of the fact that UPCO is the sole general partner of URS II, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

Mrs. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 41,050 shares of Common Stock.  Mr. and Mrs. Urstadt disclaim beneficial ownership of any shares held by the Foundation, but may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 100,000 shares of Common Stock directly owned by the Foundation in view of the fact that Mr. and Mrs. Urstadt are the sole trustees of the Foundation.

Mr. Biddle has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 2,359,715 shares of Common Stock.

(c)	On February 3, 2012, UPCO purchased 100,000 shares of Common Stock of the Issuer for $20.00 per share.

On February 3, 2012, Mr. Biddle purchased 100,000 shares of Common Stock of the Issuer for $20.00 per share.

On February 2, 2012, UPCO, as general partner of URS II, and Mr. Urstadt, as limited partner of URS II, each transferred Common Stock of the Issuer to URS II in amounts of 758 shares and 75,000 shares, respectively.  These contributions had no effect on Mr. Urstadt’s beneficial ownership of Common Stock of the Issuer.

On February 1, 2012, UPCO, as general partner of URS II, and Mr. Urstadt, as limited partner of URS II, each transferred Common Stock of the Issuer to URS II in amounts of 1,515 shares and 150,000 shares, respectively.  These contributions had no effect on Mr. Urstadt’s beneficial ownership of Common Stock of the Issuer.

On January 20, 2012, Mr. Urstadt received dividends on shares of Common Stock of the Issuer that are indirectly owned by him and directly owned by one of the Compensation Plan Trusts and that are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer’s Dividend Reinvestment Plan.  On January 20, 2012, dividends on these shares were paid and automatically reinvested in additional Common Stock for the benefit of Mr. Urstadt in the amount of 56 shares.

On January 20, 2012, Mr. Biddle received dividends on shares of Common Stock of the Issuer that are indirectly owned by him and directly owned by the Compensation Plan Trusts and that are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer’s Dividend Reinvestment Plan.  On January 20, 2012, dividends on these shares were paid and automatically reinvested in additional Common Stock for the benefit of Mr. Biddle in the amount of 43 shares.

On January 17, 2012, UPCO purchased 32,627 shares of Common Stock of the Issuer for $16.45 per share.

On January 3, 2012, the Issuer entered into an agreement with Mr. Biddle whereby Mr. Biddle was granted a restricted stock award of 100,000 shares of Common Stock pursuant to the Issuer’s Amended and Restated Restricted Stock Award Plan.

On January 3, 2012, the Issuer entered into an agreement with Mr. Urstadt whereby Mr. Urstadt was granted a restricted stock award of 75,000 shares of Common Stock pursuant to the Issuer’s Amended and Restated Restricted Stock Award Plan.

On December 30, 2011, one of the Compensation Plan Trusts made a scheduled distribution of 1,190 shares of Common Stock to Willing L. Biddle.

Except as set forth in this Schedule 13D, as amended, none of UPCO, Mr. Urstadt, Mrs. Urstadt, URACO, URS II or Mr. Biddle or, to the best knowledge of such parties, any of the persons listed on Schedule I to the Schedule 13D, owns any shares of Common Stock or has purchased or sold any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
       Item 6 of the Schedule 13D is hereby supplemented as follows:

Mr. Urstadt, as Chairman of the Board and Chief Executive Officer of the Issuer, and Mr. Biddle, as President and Chief Operating Officer of the Issuer, are participants in the Issuer’s Amended and Restated Restricted Stock Award Plan (the “Restricted Stock Award Plan”).  Mr. Urstadt is the beneficial owner of 531,250 restricted shares of Common Stock that were granted to Mr. Urstadt pursuant to the Restricted Stock Award Plan.  All of these shares are held by URS II.  Mr. Biddle is the direct beneficial owner of 937,500 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan.

Under the limited partnership agreement for URS II, UPCO has the full power and authority to make all decisions, in its sole discretion, with respect to the shares of Common Stock held by URS II, including as to when and how such shares are to be voted or sold.  Notwithstanding the above, the Common Stock contributed by Mr. Urstadt to URS II remains subject to the terms and conditions in the applicable restricted stock award agreements pursuant to which Mr. Urstadt was issued the Common Stock under the Restricted Stock Award Plan.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

1.	Joint Filing Agreement, dated February 9, 2012.

SIGNATURE

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2012

/s/ Charles J. Urstadt
Charles J. Urstadt

URSTADT PROPERTY COMPANY, INC.

By:         /s/ Charles J. Urstadt
Name:             Charles J. Urstadt
Title:             Chairman of the Board

/s/ Elinor F. Urstadt
Elinor F. Urstadt

URSTADT REALTY ASSOCIATES CO LP

By:         URSTADT PROPERTY COMPANY, INC.
Its sole general partner

By: /s/ Charles J. Urstadt
Name:             Charles J. Urstadt
Title:             Chairman of the Board

URSTADT REALTY SHARES II L.P.

By:         URSTADT PROPERTY COMPANY, INC.
Its sole general partner

By:         /s/ Charles J. Urstadt
Name:             Charles J. Urstadt
Title:             Chairman of the Board

/s/ Willing L Biddle
Willing L. Biddle